Stuart Fross

+1 617 526 6792 (t)

+1 617 526 5000 (f)

stuart.fross@wilmerhale.com

July 28, 2009

Via Edgar Correspondence

Brian Thompson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: John Hancock Collateral Investment Trust Registration Statement

Dear Mr. Thompson:

This letter responds to the oral comments you provided on July 1, 2009 on behalf of the staff of the Securities and Exchange Commission (the “Staff”) regarding the registration statement (the “Registration Statement”) of John Hancock Collateral Investment Trust (the “Fund”) which was filed electronically on Form N-1A on June 1, 2009 and was effective immediately upon filing. Your comments are summarized below and each of which is followed by the Fund’s response. All capitalized terms used herein and not otherwise defined will have the meaning set forth in the Registration Statement.

Comment 1:

You suggested that we enhance the discussion of interest rate risk included on page 4 of Part A of the Registration Statement (Item 4 of Form N-1A), in particular with respect to the inverse relationship between interest rates and the prices of debt securities.

Brian Thompson, Esq.

July 28, 2009

Response:

We have included the following language in the paragraph at issue in the first amendment to the Registration Statement which will be filed in late July or early August 2009 (“Amendment No. 1”):

The market value of debt securities will generally fall as interest rates rise.

We believe this addition addresses the Staff’s comment.

Comment 2:

You suggested that we state, on page 5 of Part A of the Registration Statement, the date and period covered by the annual or semi-annual report that will discuss the basis for the approval by the Trustees of the Fund’s investment management contract (Item 5 of Form N-1A).

Response:

We have revised the relevant language to read as follows:

The basis for the Trustees’ approval of the advisory fees, and of the investment management contract overall, will be discussed in the Fund’s June 30, 2009 semi-annual report for the period commencing June 1, 2009 and ending June 30, 2009.

We believe this revision adequately addresses the Staff’s comment.

Comment 3:

You have asked that we delete the words “and accepted” on pages 6 and 8 of Part A of the Registration Statement (Item 6 of Form N-1A) in the interest of consistency with Rule 22c-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:

Page 6 addresses purchase orders. Rule 22c-1 reads, in relevant part [with the purchase language highlighted for emphasis]:

No registered investment company issuing any redeemable security….shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security…

As stated during our call, we do not believe that Rule 22c-1 mandates deletion of the words “and accepted” with respect to purchase orders. Rather, we believe that the words “and accepted” are appropriate as a condition to the sale of securities at the current net asset value next determined after receipt of a purchase order. That is to say, Rule 22c-1 does not require a fund to sell shares when it receives a purchase order; it requires that if a fund is to sell shares, it is to do so at the current net asset value next determined. The Fund, as the master of its own offer, retains the discretion to accept or reject purchase orders and Rule 22c-1, makes the price of any sold security the NAV next determined.

Brian Thompson, Esq.

July 28, 2009

Therefore, we respectfully maintain that the Fund’s acceptance of an offer to purchase a security may be a lawful condition precedent to the Fund’s sale of a security in compliance with Rule 22c-1, and we have not removed the words “and accepted” from page 6 with respect to purchase orders.

By contrast, we believe that your request that we delete the words “and accepted” with respect to redemptions is acceptable, in so far as the Trust has no intention of rejecting redemption orders, and we have made the requested change on page 8.

We believe this revision adequately addresses the Staff’s comment.

Comment 4:

You asked us to clarify the “Fund History” section on page 2 of Part B of the Registration Statement (Item 10 of Form N-1A).

Response:

We have revised the paragraph in question in response to your comment such that in Amendment No. 1 the paragraph will read as follows (please see Exhibit A for a markup of this text against the original text upon which you based your comment):

The Fund was organized as a Massachusetts business trust on May 19, 2009 under the laws of The Commonwealth of Massachusetts and is the successor to the John Hancock Cash Investment Trust, a Delaware common law trust that was treated as a partnership for federal income tax purposes (“CIT”). The Fund acquired all of the assets of CIT in exchange solely for (i) the assumption of all of the liabilities of CIT, and (ii) the issuance of shares of beneficial interest of the Fund to CIT, followed by the distribution by CIT, in liquidation of CIT, of the shares of the Fund to CIT’s shareholders. Initially, the Fund was treated as a partnership for federal income tax purposes, but elected to be treated as a corporation for federal income tax purposes effective as of June 1, 2009. Each of the Fund and CIT received an opinion of WilmerHale to the effect that none of CIT, the Fund, the shareholders of CIT or the shareholders of the Fund recognized gain or loss for federal income tax purposes upon the foregoing transactions.

We believe this revision adequately addresses the Staff’s comment.

Comment 5:

You asked that the fund disclose its investment restrictions with respect to commodities and senior securities on page 8 of Part B of the Registration Statement (Item 11 of Form N-1A).

Brian Thompson, Esq.

July 28, 2009

Response:

Amendment No. 1 will include investment restrictions with respect to commodities and senior securities, as follows:

(vi) The Fund may not purchase or retain mineral leases, commodities or commodity contracts (except contracts for the future delivery of fixed income securities, stock index and currency futures and options on such futures) in the ordinary course of its business.

(viii) The Fund may not issue any senior security as that term is defined in the 1940 Act if such issuance is specifically prohibited by the 1940 Act or the rules and regulations promulgated thereunder. For the purpose of this restriction, collateral arrangements with respect to options, futures contracts and options on futures contracts and collateral arrangements with respect to initial and variation margins are not deemed to be the issuance of a senior security.

Comment 6:

You noted (as disclosed on page 12 of Part B of the Registration Statement in accordance with Item 12 of Form N-1A) that the Fund’s board of trustees is comprised of 2 interested trustees and 1 independent trustees, and that this does not comply with Section 10(a) of the 1940 Act.

Response:

As stated during our call, the Fund is structured in a manner consistent with Section 10(d) of the 1940 Act, and therefore is not in violation of Section 10(a). Section 10(a) states, in relevant part: “No registered investment company shall have a board or directors more than 60 per centum of the members of which are persons who are interested persons of such registered investment company.” However, Section 10(d) provides an exception to the independence requirements of Section 10(a), allowing a Fund to have only one independent director or trustee, so long as eight conditions are met.

In accordance with Section 10(d), the Fund: (1) is an open-end company; (2) has a registered investment adviser that engages principally in the business of rendering investment supervisory services; (3) does not charge a sales load on the securities it issues; (4) does not charge a premium over net asset value upon issuance of a security that, when combined with any discount from net asset value charge upon redemption thereof, exceeds 2 percent of net asset value; (5) does not incur sales or promotion expenses; (6) has only one investment adviser, whose fee does not exceed 1 percent per annum of the average net asset value of the Fund; (7) has all executive salaries, executive expenses and office rent paid by its investment adviser; and (8) has only one class of securities outstanding, each of which has equal voting rights.

Brian Thompson, Esq.

July 28, 2009

Comment 7:

You called to our attention the amount of compensation disclosed in the third column in the chart on page 21 of Part B of the Registration Statement (Item 12 of Form N-1A).

Response:

Thank you for your comment. We have conformed the defined term used in the top row of the third column of the chart and revised the amount of compensation used in the second row of the third column to be equal to the amount disclosed in the second row of the second column. We think this is the best approach, as Item 12 requires that the Fund include aggregate compensation provided by the fund complex for service on the board of companies in the fund complex. As the independent trustee does not serve on the board of any other investment company within the John Hancock Fund Complex, the aggregate compensation is equal to the amount of compensation provided by the Fund. As noted in the footnote to the entry in the second row of the third column, this amount is an estimate of the aggregate amount to be paid to the independent trustee by the John Hancock Fund Complex through December 31, 2009, based on the annual rate of compensation.

*****

Should you or any member of the staff have any further questions, please contact the undersigned at (617) 526-6792. We greatly appreciate your assistance on this matter.

Very truly yours,

Stuart Fross

cc:	Thomas M. Kinzler, Esq.

Carolyn M. Flanagan, Esq.

Betsy Seel, Esq.